[redacted]

AB 3/27

SEC Mail Processing Section

MAR 15 2013

Washington DC 401

SECURIT[...]SION

13011914

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SEC FILE NUMBER
8- 51480

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Marco Polo Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

3

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 Fifth Avenue, 14th Floor
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clifford H. Goldman 212-220-2680
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name -- *if individual, state last, first, middle name*)

750 Third Avenue (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 15 2013
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 3/27/13

OATH OR AFFIRMATION

I, Clifford H. Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marco Polo Securities Inc, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Clifford H. Goldman [signature]
Signature

President
Title

[signature]
Notary Public

NOREEN WALSH
Notary Public, State of New York
Qualified in Queens County
No. 01WA6053006
My Commission Expires 01-02-2015

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCO POLO SECURITIES INC.
(A Wholly-Owned Subsidiary of Marco Polo Capital Markets LLC)

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Marco Polo Securities Inc.
(A Wholly-Owned Subsidiary of
Marco Polo Capital Markets LLC)

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Marco Polo Securities Inc. (the "Company") (a wholly-owned subsidiary of Marco Polo Capital Markets LLC) as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and regulation 1.10 under the Commodity Act ("CEAct"), and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

MARCUMGROUP
MEMBER

Marcum LLP ■ 750 Third Avenue ■ 11th Floor ■ New York, New York 10017 ■ Phone 212.485.5500 ■ Fax 212.485.5501 ■ marcumllp.com

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Marco Polo Securities Inc. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

As more fully described in Notes 3 and 8 to the financial statement, the Company's business is dependent on the continual usage of certain technology and gateways which is provided by its Parent, for which the Company generates revenues.

As of December 31, 2012, the Company's Parent, Marco Polo Capital Markets LLC, filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York, Manhattan Division, Case No. 12-14870 (SCC).

Marcum LLP

New York, NY
March 11, 2013

MARCO POLO SECURITIES INC.
(A Wholly-Owned Subsidiary of Marco Polo Capital Markets LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

Assets		
Cash	$ 235,992	
Due from clearing broker	200,024	
Accounts receivable	535,302	
Prepaid and other assets	5,558	
Total Assets		$ 976,876
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses and other liabilities		$ 98,307
Commitments and Contingencies		
Stockholder's Equity		
Preferred stock - $1,000 par value; 1,000 shares authorized; shares issued and outstanding - none		
Common stock - no par value; 200 shares authorized; 100 shares issued and outstanding	$ 80,704	
Additional paid-in capital	55,667	
Retained earnings	742,198	
Total Stockholder's Equity		878,569
Total Liabilities and Stockholder's Equity		$ 976,876

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Marco Polo Securities Inc. ("the Company") is a wholly-owned subsidiary of Marco Polo Capital Markets LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), a member of the Securities Investor Protection Corporation ('SIPC"), and a member of the National Futures Association ("NFA") as an introducing broker.

The Company does not carry accounts for customers or perform custodial functions related to securities. The Company's primary business is providing order routing and execution services to the emerging markets as an agency broker, offering investment advisory and banking services, and providing private placement services. The Company is engaged as an agency broker service, which allows it to provide order routing and execution services predominantly to the emerging markets sector utilizing foreign broker dealers ("FBD"), who are registered in their respective countries to execute these transactions. The service is typically provided through technology shared with the Company's Parent. Accordingly, the Company claims exemption from SEC Rule 15c3-3 (k)(2)(ii). The clearance and settlement of the trades will occur through a direct transfer of funds and securities between the Company's customers and their clearing relationship with the executing foreign broker dealers on a DVP/RVP arrangement.

The Company has agreements (the "Agreements") with other U.S. broker dealers (the "clearing brokers") for clearing U.S. and foreign equities. The clearing brokers are members of various stock exchanges, the NFA, and are subject to the rules and regulations of such organizations, as well as those of the SEC. Under the terms of the Agreements, the clearing brokers clear brokerage transactions for the Company's customers on a fully-disclosed basis. The Agreements state that the Company will assume customer obligations should a customer of the Company default.

The Company is also engaged in providing 'Chaperoning' services to FBD under SEC Rule 15a-6. As a result of this activity, the Company also claims exemption under SEC Rule 15c3-3 (k)(2)(i).

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation("FDIC") insurance limits

INCOME TAXES

The Company in included in the consolidated U.S. Federal and State and local income tax returns of its Parent. Income taxes are being provided for the Company's share of income taxes based on its separate Company results of operations for purposes of this financial statement.

The Company accounts for income taxes in accordance with GAAP, which requires deferred income tax assets and liabilities to be computed for temporary differences between the book and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company does not have any deferred tax assets or liabilities as of December 31, 2012.

The Company has no unrecognized tax benefits at December 31, 2012. The Company's U.S. federal and state income tax returns prior to fiscal year 2009 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2012.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SUBSEQUENT EVENTS

The Company has evaluated subsequent events to determine if events or transactions occurring through the date the financial statement was available to be issued require adjustment to or disclosure in the financial statement.

NOTE 2 - DUE FROM CLEARING BROKER

The Company has a clearing agreement with a clearing broker which will provide the clearing and depository operations for the Company's security transactions.

Pursuant to the clearing agreement, the Company is obligated to maintain a deposit of $200,000. This deposit is included in amount due from clearing broker in the statement of financial condition.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

NOTE 3 - RELATED PARTIES

On December 13, 2012, Marco Polo Capital Markets LLC, filed for protections under Chapter 11 of the U.S. Bankruptcy Code in U.S. Southern District. The Company is highly dependent on the service that is provided through technology shared with the Company's Parent. The technology assets of the Parent and the stock of the Company are being sold together, however if the buyer decides not to operate a broker dealer, this could result in the Company seeking alternative technology from a third-party service provider in order to continue its primary business of providing order routing and execution services to its brokers. There is no assurance that another technology service provider will be located and even if one is found, the start-up process and fees may be not be acceptable to the Company's customers who may leave the Company to seek alternative service providers.

NOTE 4 - OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

As a non-clearing broker, the Company does not hold customer cash or securities. Its client transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off balance sheet credit risk in the event the introduced customer is unable to fulfill its contractual obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31 2012, the Company is not responsible for any unsecured debits. Its clients' securities transactions are cleared through other broker dealers and the majority, if not all of them, are on a DVP/RVP basis and no securities are held at its clearing firm.

NOTE 5 - INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with them acting as an agent of, or providing services to the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements of CFTC Regulation 1.17 and requirements of the National Futures Association.

NOTE 6 - NET CAPITAL REQUIREMENTS (CONTINUED)

During a routine examination of the Company by the Securities and Exchange Commission, the SEC indicated that the Company's Chaperoning activity under Rule 15a-6 required the minimum capital to be increased from $5,000 to $250,000. This occurred on February 23, 2012. The Company notified FINRA that it had a net capital deficiency from February 23, 2012 through February 27, 2012, and that its net capital was less than 120% of the required minimum net capital from February 23, 2012 to March 2, 2012.

At December 31, 2012, the Company has regulatory net capital of $357,586, which exceeds The Company's minimum regulatory net capital requirement of $250,000 (which is net capital requirement of the SEC Rule 15c3) by $107,586. The Company's ratio of aggregate indebtedness to net capital is 0.27 to 1 as of December 31, 2012.

NOTE 7 - SUBSEQUENT EVENTS

On February 21, 2013, the Company's Parent signed an Asset Purchase Agreement ("APA") and a DIP Loan Agreement with Perseus Technology Holdings, Inc. The APA is subject to higher and better offers. Final approvals of these agreements are pending Court approval. The sale of the stock of the Company, along with certain technology assets of the Parent which are part of the APA, will be subject to FINRA approval under Rule 1017. An auction is scheduled for April 3, 2013. If no other potential buyer outbids Perseus Technology Holdings, Inc., the Parent will seek final approval of the APA on April 5, 2013 and thereafter file a Change of Ownership with FINRA. FINRA is required to respond within 30 days of the Parent's filing.

MARCO POLO SECURITIES INC.
(A Wholly-Owned Subsidiary of
Marco Polo Capital Markets LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012